MM Solar Parent, LLC and Subsidiaries Consolidated Financial Report December 31, 2018 (Unaudited), 2017 and 2016

INDEPENDENT AUDITORS' REPORT Managing Member MM Solar Parent, LLC and Subsidiaries Boulder, Colorado We have audited the accompanying combined and consolidated financial statements of MM Solar Parent, LLC and Subsidiaries, which are comprised of the consolidated balance sheets as of December 31, 2017, and the related combined and consolidated statements of operations and comprehensive income, changes in members' equity, and cash flows for the two-year period ended December 31, 2017, and the related notes to the combined and consolidated financial statements. MANAGEMENT'S RESPONSIBILITY FOR THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS Management is responsible for the preparation and fair presentation of these combined and consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined and consolidated financial statements that are free from material misstatement, whether due to fraud or error. AUDITORS' RESPONSIBILITY Our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined and consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined and consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the combined and consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the combined and consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined and consolidated financial statements.

Managing Member MM Solar Parent, LLC and Subsidiaries Page Two We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. OPINION In our opinion, the combined and consolidated financial statements referred to above present fairly, in all material respects, the financial position of MM Solar Parent, LLC and Subsidiaries as of December 31, 2017, and the results of their operations and their cash flows for the two-year period ended December 31, 2017 in accordance with accounting principles generally accepted in the United States of America. /s/ EKS&H LLLP March 20, 2018 Boulder, Colorado

MM Solar Parent, LLC and Subsidiaries Consolidated Balance Sheet December 31, 2018 (Unaudited) and 2017 2018 2017 (Unaudited) Assets Current assets Cash $ 286,934 $ 1,952,195 Accounts receivable 888,777 724,164 Related party receivable - 30,764 Other current assets 109,239 62,394 Total current assets 1,284,950 2,769,517 Solar energy systems, net 74,557,350 79,383,360 Intangible assets, net 55,215 59,215 Other assets - 166,213 Interest rate swap agreements - 168,875 Restricted cash 459,970 2,316,486 Total assets $ 76,357,485 $ 84,863,666 Liabilities and Members' Equity Current liabilities Related party payable $ 66,902 $ 109,634 Accounts payable and accrued expenses 182,186 496,440 Current portion of long-term debt, net 3,176,883 4,450,818 Interest rate swap agreements 157,930 140,547 Total current liabilities 3,583,901 5,197,439 Long-term debt, less current portion, net 45,897,855 29,459,603 Interest rate swap agreements 689,097 49,930 Contract liability 1,873,461 1,560,493 Deferred rent 164,625 122,999 Asset retirement obligations 2,151,825 - Total liabilities 54,360,764 36,390,464 Members' equity Members' capital 4,768,089 32,902,226 Retained earnings 18,075,659 15,570,976 Accumulated other comprehensive loss (847,027) - Total members' equity 21,996,721 48,473,202 Total liabilities and members' equity $ 76,357,485 $ 84,863,666 See notes to consolidated financial statements. 2

MM Solar Parent, LLC and Subsidiaries Consolidated Statement of Operations Years Ended December 31, 2018 (Unaudited), 2017, and 2016 2018 2017 2016 (Unaudited) Revenues Energy service $ 4,020,606 $ 4,300,332 $ 4,477,131 Incentive 6,374,679 6,887,066 7,446,819 Total revenues 10,395,285 11,187,398 11,923,950 Operating expenses General and administrative 169,069 377,818 236,765 Operating, maintenance, and asset management 1,254,156 1,387,472 1,170,716 Depreciation, amortization, and accretion 3,385,263 3,173,194 3,173,194 Total operating expenses 4,808,488 4,938,484 4,580,675 Operating income 5,586,797 6,248,914 7,343,275 Other (expense) income Interest expense (2,139,431) (2,291,030) (2,466,675) (Loss) gain on interest rate swap agreements (12,361) 256,908 313,708 Loss on debt extinguishment (1,040,306) - - De-designation of interest rate swap agreements - - (397,643) Other income 519,574 157,265 6,441 Total other expense (2,672,524) (1,876,857) (2,544,169) Net income 2,914,273 4,372,057 4,799,106 Other comprehensive (loss) income De-designation of interest rate swap agreements - - 397,643 Change in fair value of interest rate swap agreements (847,027) - - Total other comprehensive (loss) income (847,027) - 397,643 Comprehensive income $ 2,067,246 $ 4,372,057 $ 5,196,749 See notes to consolidated financial statements. 3

MM Solar Parent, LLC and Subsidiaries Consolidated Statement of Members' Equity Years Ended December 31, 2018 (Unaudited), 2017, and 2016 Accumulated Other Total Members' Retained Comprehensive Members' Capital Earnings Loss Equity Balance - January 1, 2016 $ 41,212,694 $ 6,399,813 $ (397,643) $ 47,214,864 Net income - 4,799,106 - 4,799,106 De-designation of interest rate swap agreements - - 397,643 397,643 Member distributions (4,384,034) - - (4,384,034) Balance - December 31, 2016 36,828,660 11,198,919 - 48,027,579 Net income - 4,372,057 - 4,372,057 Member distributions (3,926,434) - - (3,926,434) Balance - December 31, 2017 32,902,226 15,570,976 - 48,473,202 Net income (Unaudited) - 2,914,273 - 2,914,273 Member distributions (Unaudited) (30,124,100) - - (30,124,100) Member contributions (Unaudited) 3,711,880 - - 3,711,880 Net assets transferred (Note 3) (Unaudited) (1,721,917) (409,590) - (2,131,507) Fair value of interest rate swap agreement designated as cash flow hedges (Unaudited) - - (847,027) (847,027) Balance - December 31, 2018 (Unaudited) $ 4,768,089 $ 18,075,659 $ (847,027) $ 21,996,721 See notes to consolidated financial statements. 4

MM Solar Parent, LLC and Subsidiaries Consolidated Statement of Cash Flows Years Ended December 31, 2018 (Unaudited), 2017 and 2016 2018 2017 2016 (Unaudited) Cash flows from operating activities Net income $ 2,914,273 $ 4,372,057 $ 4,799,106 Adjustments to reconcile net income to net cash and restricted cash from operating activities: Depreciation, amortization, and accretion expense 3,385,263 3,173,194 3,173,194 Amortization of debt issuance costs 188,517 167,532 167,971 Change in fair value of interest rate swap agreements 12,361 (256,908) (313,708) Deferred rent expense 41,626 41,662 51,746 Loss on debt extinguishment costs - write-off of debt issuance costs 1,040,306 - - De-designation of interest rate swap agreements - - 397,643 Changes in operating assets and liabilities which provided cash and restricted cash: Accounts receivable (181,434) 30,800 812 Related party receivable 30,764 424,483 (455,247) Other assets 179,368 (26,271) (34,289) Related party payable (40,043) 37,640 63,994 Accounts payable and accrued expenses (289,084) 35,765 (31,668) Contract liability 312,968 295,062 304,548 Net cash and restricted cash provided by operating activities 7,594,885 8,295,016 8,124,102 Cash flows from financing activities Member distributions (30,124,100) (3,926,434) (4,384,034) Member contributions 3,711,880 - - Proceeds from long-term debt 51,830,602 - - Principal payments on long-term debt (33,512,421) (3,673,235) (3,799,432) Cash payment for debt issuance costs (2,836,849) - - Cash transferred to related entity (Note 3) (185,774) - - Net cash and restricted cash used in financing activities (11,116,662) (7,599,669) (8,183,466) Net (decrease) increase in cash and restricted cash (3,521,777) 695,347 (59,364) Cash and restricted cash - beginning of year 4,268,681 3,573,334 3,632,698 Cash and restricted cash - end of year $ 746,904 $ 4,268,681 $ 3,573,334 Supplemental cash flow information Cash paid for interest $ 2,204,539 $ 2,089,421 $ 2,171,316 Significant noncash transactions Assets transferred, net of cash and restricted cash (Note 3) $ 1,945,733 $ - $ - Asset retirement obligation capitalized to solar energy systems 2,146,656 - - Debt issuance costs paid from debt proceeds 1,426,059 - - Prepaid interest and loan fees paid from debt proceeds 60,000 - - Recognition of loss of interest rate swaps designated as cash flow hedges 847,027 - - See notes to consolidated financial statements. 5

MM Solar Parent, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2018 (Unaudited), 2017 and 2016

Note 1 - Nature of Business

MM Solar Parent, LLC (the "MM Parent") has wholly owned subsidiaries that own photovoltaic solar energy systems. Collectively, MM Parent and its subsidiaries are referred to as the "Company." The Company sells electricity generated by the solar energy systems to public sector and non-profit entities located in Arizona, California, Connecticut, and Massachusetts through Power Purchase Agreements ("PPAs").

Prior to December 21, 2018 (the "Acquisition Date"), MM Parent was owned 95.1 percent by AES DE Holdings I, LLC ("AES DE I") and 4.9 percent by HA Daybreak Holdings LLC ("HADH"). On the Acquisition Date, AES DE I purchased the 4.9 percent interest in MM Parent from HADH, and MM Parent became a wholly owned subsidiary of AES DE I. Subsequent to the Acquisition Date, MM Parent transferred MM Solar Holdings I, LLC ("MM Holding I") and its wholly owned subsidiary, SD Solar I, LLC ("SD Solar"), to AES DE I and MM Solar Holdings I, LLC became a wholly owned subsidiary of AES DE I, as described in Note 3.

Note 2 - Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

The operating subsidiaries of MM Parent as of December 31, 2018 (unaudited) are as follows, including the location of asset concentration for the respective operating subsidiary and the reference of the subsidiary in these consolidated financial statements.

Entity Legal Name	Asset Concentration	Referred to as
MFP CO Holdings II, LLC	Arizona	MFPCOH II
AZ Solar I, LLC	Arizona	AZ Solar I
Scottsdale Solar Holdings, LLC	Arizona	SSH
Eloy ESD Solar Holdings, LLC	Arizona	Eloy
AZ Solar Phase Zero, LLC	Arizona	AZ Phase Zero
Bridgeport Solar, LLC	Connecticut	Bridgeport
MM Solar Holdings II, LLC	Massachusetts	MM Holdings II
Stow Solar I, LLC	Massachusetts	Stow
Scituate Solar I, LLC	Massachusetts	Scituate
Bolton Solar I, LLC	Massachusetts	Bolton

Cash

The Company considers all investments with an original maturity of three months or less when purchased to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. As of the balance sheet date and at certain times throughout the year, the Company held cash balances in excess of federally insured limits.

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MM Solar Parent, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2018 (Unaudited), 2017 and 2016 Note 2 - Significant Accounting Policies (Continued) Restricted Cash Under the terms of its loan agreements with banks, which were refinanced and terminated during 2018, the Company had agreed to establish debt service reserves and operating and maintenance reserves. The Company also has agreed to maintain restricted cash balances in connection with its operating lease agreements for the removal of solar energy systems from said lease properties. The remaining balance in each account becomes available when the conditions defined in the agreements are satisfied. In November 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The update aims to reduce diversity in practice by clarifying that a statement of cash flows should explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents; therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company has adopted this standard as of January 1, 2018 and as a result included any restricted cash as part of cash on the statement of cash flows for all periods presented. The following table provides a reconciliation of cash and restricted cash reported within the consolidated balance sheet to the amounts reported on the consolidated statement of cash flows: 2018 2017 (Unaudited) Cash $ 286,934 $ 1,952,195 Restricted cash 459,970 2,316,486 Total $ 746,904 $ 4,268,681 Accounts Receivable Accounts receivable are stated at net invoice amounts. Based on management's review of outstanding receivable balances and historical collection information, management's best estimate is that all balances will be collected. Accordingly, the Company has not established an allowance for doubtful accounts. Credit Risk and Major Customers Sales are to customers located in Arizona, California, Massachusetts, and Connecticut. The Company extends trade credit to its customers on terms that are generally practiced in the industry. Two and three major customers accounted for approximately 81 percent and 88 percent of accounts receivable as of December 31, 2018 (unaudited), 2017, and 2016, respectively. During the years ended December 31, 2018 (unaudited), 2017, and 2016 four, three, and three customers, respectively, accounted for 77 percent, 82 percent, and 73 percent of sales, respectively. Solar Energy Systems and Grants and Rebates Received Solar energy systems are recorded at cost, including the capitalized asset retirement cost estimate. Straight-line method is used for computing depreciation. Solar energy systems are depreciated over their estimated useful lives which are estimated to be 30 years. Solar energy systems are recorded net of grants and rebates received as a reduction in the basis of the assets from the United States Department of the Treasury under the American Recovery and Reinvestment Act of 2009 and utility companies. The amount received from the United States Department of the Treasury and utility companies are subject to audit and adjustments. Costs of maintenance and repairs are charged to expense when incurred. Intangible Assets Intangible assets consist of customer contracts which are stated at cost and were amortized using the straight-line method over the contractual life of the assets. 7

MM Solar Parent, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2018 (Unaudited), 2017 and 2016 Note 2 - Significant Accounting Policies (Continued) Impairment or Disposal of Long-lived Assets The Company reviews the recoverability of long-lived assets when events or changes in circumstances occur that indicate the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long-lived assets, as well as other fair value determinations. As of December 31, 2018 (unaudited), 2017, and 2016, it was determined no impairment of long-lived assets was considered necessary. Debt Issuance Costs Debt issuance costs were incurred by the Company in connection with obtaining the debt financing. These costs are recorded as a reduction in the recorded balance of the outstanding debt. The costs are amortized over the term of the related debt and reported as a component of interest expense. Deferred Rent Liability The Company leases land for certain solar energy systems under non-cancelable operating leases, which include scheduled increases in rent payments. The expense associated with leases that have escalating payment terms is recognized on a straight-line basis over the lease term. The difference between straight-line rent expense and the amount paid is recorded as a deferred rent liability. Asset Retirement Obligation Asset retirement obligations (“AROs”) relate to estimated removal costs of solar energy systems from their respective properties upon termination of the underlying agreement. The Company records the fair value of an ARO in the period in which it becomes reasonably estimable. When the liability is initially recorded, the Company capitalizes an estimated cost by increasing the carrying amount of the solar energy systems. Over time, the liability is accreted each period toward an estimated future cost, and the capitalized cost is amortized over the useful life of the solar energy systems. The Company uses the income valuation technique to estimate the fair value of AROs using the amounts and timing of expected future removal costs, credit-adjusted risk-free rate, and time value of money. All of the inputs are estimated at the time the liability is incurred or revised. Revisions to the liability could occur due to changes in estimated removal costs. Adjustments to the liability are made as these estimates change, and upon settlement of the liability, the Company reports a gain or loss to the extent the actual costs differ from the recorded liability. Revenue Recognition As described below, the Company has two types of revenue streams, energy service revenue and incentive revenue. During 2018, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), utilizing the modified retrospective approach. Adoption of Topic 606 did not have an impact on the Company's revenue recognition as it continues to recognize revenue using an output method, as energy delivered best depicts the transfer of goods or services to the customer. The primary impact of the adoption was the related disclosures. Energy Service Revenue The Company has entered into long-term PPAs, ranging from 20 to 25 years, for the sale of electricity. The PPAs are evaluated to determine whether they are executory agreements or leases under ASC Topic 840, Leases. The Company's PPAs generally meet all of the criteria of a lease, except for, in some cases, the PPAs stipulate a price per unit of output that is fixed for the entire term of the agreement; in such cases, the PPA is scoped out of lease accounting and is considered an executory agreement. 8

MM Solar Parent, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2018 (Unaudited), 2017 and 2016 Note 2 - Significant Accounting Policies (Continued) The Company considers a PPA with output that does not have a fixed price per unit of output for the entire term of the PPA to meet the definition of a lease. If a PPA is determined to satisfy the definition of a lease, the Company then assesses whether or not a PPA is a capital lease or an operating lease. The Company has determined that none of its PPAs qualify as capital leases based on uncertainties related to production guarantees and future costs to maintain and repair the solar energy systems. The Company's performance obligation under the PPA is the production of power by the solar energy systems and is considered contingent revenue until produced as the Company does not have control over the source. The performance obligation is satisfied and revenue is recognized at the time the power is generated by the solar energy system. As defined in the PPAs, the customers pay an agreed-upon rate per kilowatt hour produced. Under the typical payment terms, the customer pays on a monthly basis for the power generated in the preceding month. Incentive Revenue and Contract Liability Certain of the Company's solar energy systems are qualified to produce solar renewable energy certificates ("SREC"). An SREC represents the renewable attributes associated with solar energy generation that are minted by government agencies and sold to third-party customers. The Company hedges some of its expected production of SRECs through forward sale contracts. The contracts require the Company to physically deliver the SRECs upon settlement. The Company elects normal purchase/normal sale accounting treatment on all SREC sale contracts it enters into during the year. The Company recognizes revenue from the sale of SRECs in the period during which they are delivered and accepted by the customer. The Company does not recognize any specifically identifiable costs related to SRECs. Additionally, certain of the Company's subsidiaries have agreements with energy companies, ranging from 5 to 20 years, which state that the Company receives incentives based on an agreed-upon fixed rate per kilowatt hour produced by the solar energy system located on each customer's property. The energy companies pay the Company based on their meter readings during the month. The Company periodically compares the energy companies' utility meter readings with its readings to ensure consistency. During the years ended December 31, 2018 (unaudited), 2017, and 2016, the difference between what was billed by the Company and received from the energy companies was deemed insignificant by the Company. Certain agreements with energy companies contain a clause where total consideration paid by the customer is considered fixed as the system's production is estimated to equal or exceed the allowable contractual billings. For these agreements, the Company will recognize revenue based upon actual production at a billing rate derived from the maximum contractual billings and estimated total production over the entire term of the contract and will recognize a contract liability for any amounts billed in excess of revenue recognized. For all other agreements, the Company recognizes revenue as an executory agreement based upon the output delivered using the rates specified in the agreement. The Company's performance obligations under the SREC sales and incentive agreements are the delivery of the SRECs and production of power by the solar energy systems, respectively. The performance obligations under the incentive agreements are considered contingent revenue until produced or delivered as the Company does not have control over the source, the performance obligation is satisfied and revenue is recognized at the time the power is generated by the solar energy system. Under the typical payment terms, the customers pay on a quarterly or monthly basis under the incentive agreements and for the power generated in the preceding quarter or month, respectively. The performance obligation for SRECs is satisfied and revenue is recognized at the time of delivery of the SREC to the customer. Under the typical payment terms, the amounts due under the SRECs are payable at the time of delivery. 9

MM Solar Parent, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2018 (Unaudited), 2017 and 2016 Note 2 - Significant Accounting Policies (Continued) Income Taxes The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable or provided for by the Company. The member is taxed individually on the Company’s earnings. The Company’s net income or loss is allocated to the member in accordance with the Company’s operating agreement. Derivative Financial Instruments The Company holds derivative financial instruments for the purpose of hedging certain identifiable and anticipated transactions. In general, the types of risks hedged are those relating to the variability of future interest rates. In hedging transactions in the normal course of business, the Company holds interest rate swap agreements to hedge future changes in interest rates. The interest rate swap agreements are recognized in the accompanying balance sheet at fair value. Changes in fair value are recognized in other comprehensive income for interest rate swaps designated as effective cash flow hedges, and as part of net income for all others. Certain interest rate swap agreements that were previously designated as cash flow hedges were de-designated as of January 1, 2016, for these agreements, the Company elected to discontinue the use of hedge accounting prospectively. Derivatives are held only for the purpose of hedging such risks, not for speculation. Generally, the Company enters into hedging relationships such that changes in the fair value of cash flows of items and transactions being hedged are expected to be offset by corresponding changes in the values of the derivatives. Fair Value of Financial Instruments Financial instruments consist of cash, accounts receivable, accounts payable, accrued expenses, interest rate swap agreements, asset retirement obligations, and debt. The carrying amount of cash, accounts receivable, accounts payable, accrued expenses, and debt approximates fair value due to either the short maturity or the existence of variable interest rates that approximate prevailing market rates. The carrying amount of interest rate swap agreements and asset retirement obligations are reported at fair value, which are described in Note 9. Use of Estimates The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Other Comprehensive Income Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Certain changes in assets and liabilities, however, such as unrealized gains and losses on certain derivative instruments, are reported as a direct adjustment to the equity section of the balance sheet. Such items, along with net income, are considered components of comprehensive income. 10

MM Solar Parent, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2018 (Unaudited), 2017 and 2016 Note 2 - Significant Accounting Policies (Continued) Upcoming Accounting Pronouncement The FASB issued ASU 2016-02, Leases, which will supersede the current lease requirements in ASC 840. The ASU requires lessees to recognize a right-to-use asset and related lease liability for all leases, with a limited exception for short-term leases. Leases will be classified as either finance or operating, with the classification affecting the pattern of expense recognition in the statement of operations. Currently, leases are classified as either capital or operating, with only capital leases recognized on the balance sheet. The reporting of lease-related expenses in the statements of operations and cash flows will be generally consistent with the current guidance. The new lease guidance will be effective for the Company's year ending December 31, 2019 and will be applied using a modified retrospective transition method to the beginning of the year of adoption. Under the new standard, the Company will recognize a right-to-use asset and related lease liability for its operating leases, and the expense amount recognized in the statement of operations will be similar to the current accounting. Subsequent Events (Unaudited) The consolidated financial statements and related disclosures include evaluation of events up through and including March 15, 2019, which is the date the consolidated financial statements were available to be issued. Note 3 - Distribution of MM Solar Holdings I, LLC and Subsidiary (Unaudited) The Company distributed 100 percent of its membership interest in MM Solar I and its wholly owned subsidiary, SD Solar, to AES DE I. At the date of distribution, fair value approximated book value. The following table summarizes the approximate fair value of assets and liabilities transferred (unaudited): Cash $ 48,000 Accounts receivable 17,000 Solar energy systems 3,715,000 Restricted cash 137,000 Related party payable (2,500) Accrued expenses (25,000) Interest rate swap agreements (34,000) Long-term debt (1,606,000) Asset retirement obligations (118,000) Total $ 2,131,500 Note 4 - Solar Energy Systems Solar energy systems are summarized as follows as of December 31: 2018 2017 (Unaudited) Solar energy systems $ 119,816,105 $ 122,201,225 Accumulated depreciation 17,756,125 15,315,235 Accumulated grants and rebates 27,502,630 27,502,630 45,258,755 42,817,865 Net solar energy systems $ 74,557,350 $ 79,383,360 11

MM Solar Parent, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2018 (Unaudited), 2017 and 2016 Note 4 - Solar Energy Systems (Continued) Depreciation and amortization expense for the years ended December 31, 2018 (unaudited), 2017 and 2016 was $3,257,830, $3,169,194, and $3,169,194, respectively. Note 5 - Intangible Assets Intangible assets of the Company at December 31 are summarized as follows: 2018 (Unaudited) 2017 Gross Carrying Accumulated Gross Carrying Accumulated Amount Amortization Amount Amortization Customer contracts $ 80,000 $ 24,785 $ 80,000 $ 20,785 Amortization expense for intangible assets totaled $4,000 for the years ended December 31, 2018 (unaudited), 2017 and 2016. Estimated amortization expense for the years ended December 31 is as follows (unaudited): Years Ending Amount 2019 $ 4,000 2020 4,000 2021 4,000 2022 4,000 2023 4,000 Thereafter 35,215 Total $ 55,215 Note 6 - Asset Retirement Obligations (Unaudited) During 2018, the Company was able to reasonably estimate the fair value of its asset retirement obligations. Accordingly, a liability has been established equal to the fair value of the obligation and the carrying value of the solar energy systems has been increased by the same amount. The following is a reconciliation of the aggregate retirement liability associated with the Company’s obligation to dismantle and remove the solar energy systems. 2018 (Unaudited) Balance - January 1, 2018 (unaudited) $ - Liabilities recognized (unaudited) 2,146,656 Increase in present value of the obligation (unaudited) 123,433 Transfer of asset retirement obligation (Note 3) (unaudited) (118,264) Balance - December 31, 2018 (unaudited) $ 2,151,825 12

MM Solar Parent, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2018 (Unaudited), 2017 and 2016 Note 7 - Long-term Debt Long-term debt at December 31 is as follows: 2018 (Unaudited) 2017 Note payable to a lender with variable bi-annual principal payments. Interest is variable based upon the type of term loan, which is determined at the withdrawal date. The Company's loan is a LIBO rate loan and accrues interest at LIBO plus 1.65 percent (4.44 percent at December 31, 2018). The note is collateralized by substantially all of the Company's assets and matures in June 2026. A portion of the proceeds received from the note was used to repay the existing notes payable. $ 53,316,661 $ - Various notes payable to banks due in variable monthly or quarterly principal payments, including fixed and variable interest rates ranging from 4.46 percent to 6.5 percent at December 31, 2017. The notes were collateralized by substantially all of the borrower's assets and matured at various dates between June 2022 and March 2025. The notes were repaid in full with the proceeds from the 2018 note. - 35,160,638 Unamortized debt issuance costs (4,241,923) (1,250,217) Long-term debt less unamortized debt issuance costs 49,074,738 33,910,421 Less current portion 3,176,883 4,450,818 Long-term portion $ 45,897,855 $ 29,459,603 The balance of the above debt matures as follows (unaudited): Years Ending December 31 Amount 2019 $ 3,703,405 2020 5,521,477 2021 5,563,499 2022 5,724,411 2023 6,040,621 Thereafter 26,763,248 Total $ 53,316,661 Under the agreements with the bank, the Company is subject to various financial covenants, including restricting and dictating the use of certain loan proceeds. The Company entered into a new financing agreement during 2018 (unaudited), whereby a portion of the proceeds from the agreement was used to repay the existing notes payable. Debt issuance costs as of the date of the refinance in the amount of $1,040,306 were recognized as a loss on debt extinguishment. The Company also settled the interest rate swap agreements that were related to the existing notes payable which were repaid. As a result, the Company recognized a gain of $496,660 upon settlement, which is included in other income on the accompanying consolidated statement of operations. 13

MM Solar Parent, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2018 (Unaudited), 2017 and 2016 Note 7 - Long-term Debt (Continued) Under the terms of the financing agreement, the Company also entered into letters of credit agreements to satisfy the current debt service reserve ("DSR") and operating and maintenance reserve ("O&M") requirements. Both reserve requirements have a maximum commitment of $2,557,639 each. Collectively, the DSR and O&M letters of credit bear interest at a rate as defined in the financing agreement upon the Company's initial borrowings, payable quarterly. Additionally, the Company is required to pay a quarterly commitment fee of 1.65 percent of the defined available balance of the letters of credit. As of December 31, 2018 (unaudited), the Company had not borrowed amounts under either of the letters of credit. Upon borrowing, the letters of credit will require repayment, as defined in the financing agreement, through maturity in June 2026. These letters of credit are cross-collateralized with the 2018 note payable. Note 8 - Derivatives The Company is exposed to certain risks in the normal course of its business operations. The main risks are those relating to the variability of future earnings and cash flows, which are managed through the use of derivatives. All derivative financial instruments are reported in the balance sheet at fair value. In particular interest rate swap agreements which are designated as cash flow hedges are used to manage the risk associated with interest rates on fixed-rate borrowings. For cash flow hedges, the effective portion of the gain or loss on the derivative instrument is included as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction is recognized in earnings. Gains or losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. The Company recognized no ineffectiveness for the year ended December 31, 2018 (unaudited). Any gains or losses recognized on derivatives that are not designated as hedging instruments or for which the Company has elected not to apply hedge accounting are recognized in current year earnings. As of December 31, 2018 (unaudited), the Company held two interest rates swaps with a total notional amount of $52,783,494. The effective date of the interest rate swap agreements was December 21, 2018. The interest rate swap agreements mandatorily terminate on June 19, 2026. The notional amounts decrease in conjunction with the decrease of the associated debt balance. Gains and losses recognized on the interest rate swaps of $69,268 have been recognized in interest expense for the year ended December 31, 2018 (unaudited). The Company expects to recognize losses of $157,930 over the next 12 months related to the unrealized loss of $847,027 in other comprehensive income at December 31, 2018 (unaudited). See Note 2 and Note 9 for additional information. Note 9 - Fair Value Measurements Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value. Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Fair values determined by Level 2 inputs use other inputs that are observable either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability. These Level 3 fair value measurements are based primarily on management’s own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset or liability. 14

MM Solar Parent, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2018 (Unaudited), 2017 and 2016 Note 9 - Fair Value Measurements (Continued) In instances whereby inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability. The following tables present information about the Company’s assets and liabilities measured at fair value on a recurring basis at December 31, 2018 (unaudited) and 2017 and the valuation techniques used by the Company to determine those fair values. Liabilities Measured at Fair Value on a Recurring Basis at Decembe 31, 2018 (Unaudited) Quoted Prices in Active Markets Significant Other Significant Balance at for Identical Observable Unobservable December 31, Assets Inputs Inputs 2018 (Level 1) (Level 2) (Level 3) (Unaudited) Liabilities Interest rate swap agreements $ - $ 847,027 $ - $ 847,027 Total liabilities $ - $ 847,027 $ - $ 847,027 Assets and Liabilities Measured at Fair Value on a Recurring Basis a December 31, 2017 Quoted Prices in Active Markets Significant Other Significant for Identical Observable Unobservable Balance at Assets Inputs Inputs December 31, (Level 1) (Level 2) (Level 3) 2017 Assets Interest rate swap agreements $ - $ 168,875 $ - $ 168,875 Total assets $ - $ 168,875 $ - $ 168,875 Liabilities Interest rate swap agreements $ - $ 190,477 $ - $ 190,477 Total liabilities $ - $ 190,477 $ - $ 190,477 The fair value of interest rate swap agreements is determined by using the income valuation technique and discounted cash flows model for the spread between the fixed rates and the forward interest rates in effect when future settlements occur. The fair value is determined primarily based on Level 2 inputs including the forward interest rate curve, notional amounts, contract terms, and a discount rate considered by management to represent a market rate. The credit risk of the Company and the counterparty are also considered in the fair value determination. The Company also has asset retirement obligation liabilities that, under certain conditions, are subject to measurement at fair value on a nonrecurring basis. The Company has estimated the fair values of these liabilities using a discounted cash flow model based primarily on Level 3 inputs (unaudited) including the estimated cost of removal of the underlying systems ($0.04 - $0.24 per Watt); the economic lives of the systems (30 years); the inflation rate (2.2 percent); and the credit-adjusted risk-free rate of the Company (5.75 percent). The Company has processes in place to select the appropriate valuation technique and unobservable inputs to perform Level 3 fair value measurements. 15

MM Solar Parent, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2018 (Unaudited), 2017 and 2016 Note 12 - Contract Liability The following table presents information about the Company’s liabilities measured at fair value on a nonrecurring basis at December 31, 2018 (unaudited). There were no liabilities measured at fair value on a nonrecurring basis at December 31, 2017. Liabilities Measured at Fair Value on a Nonrecurring Basis at December 31, 2018 (Unaudited) Quoted Prices in Significant Active Markets for Significant Other Unobservable Balance at Identical Assets Observable Inputs Inputs December 31, 2018 (Level 1) (Level 2) (Level 3) (Unaudited) Asset retirement obligation $ - $ - $ 2,151,825 $ 2,151,825 Note 10 - Related Party Transactions The following is a description of transactions between the Company and related parties: Accounts Receivable At December 31, 2017, the Company had a receivable from a related entity totaling $30,764, which was remitted to the Company during 2018. Related Party Annual Capacity Fees The Company's operating subsidiaries have operations and management agreements (the "O&M Agreements") with AES Distributed Energy, Inc. ("AES DE"), the parent company of AES DE I. The terms of O&M Agreements will remain in effect for the duration of the PPAs associated with the underlying solar energy systems, not less than 20 years. The O&M Agreements require the Company to pay AES DE an annual fee payable in 12 equal monthly installments based on an annual fee ranging from $0.0145 to $0.0363 per watt of solar energy system capacity for the first year of the agreement. As defined in the O&M Agreements, upon each anniversary of the operating subsidiaries' respective effective dates, the annual fee will generally increase between 1 percent and 2.5 percent. Annual capacity expense for the years ended December 31, 2018 (unaudited), 2017 and 2016 was $684,751, $673,070 and $661,810, respectively, and is reflected in operating, maintenance, and asset management expenses on the accompanying consolidated statements of operations. As of December 31, 2018 and 2017, the Company had accrued $55,352 (unaudited) and $64,005, respectively, for unpaid annual fees, which is included in related party payable on the accompanying consolidated balance sheet. Other Related Party Transactions During the years ended December 31, 2018 (unaudited), 2017 and 2016, AES DE paid certain expenses on behalf of the Company, of which $11,550 and $45,629 remained payable to AES DE as of December 31, 2018 (unaudited) and 2017, respectively, excluding accrued and unpaid annual capacity fees. These expenses are included in operating expenses on the accompanying consolidated statements of operations. Note 11 - Contingencies The Company recognizes liabilities for environmental remediation costs when such obligations are probable and reasonably estimable. As of December 31, 2018 (unaudited) and 2017, the Company is not aware of any environmental contingencies. 17

MM Solar Parent, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2018 (Unaudited), 2017 and 2016

Note 12 - Contract Liability

The following table provides information on the changes in the balance of contract liability for the years ended December 31:

	2018 (Unaudited)	2017
Opening balance	$ 1,560,493	$ 1,265,431
Increase in liability	2,529,581	2,516,311
Less revenue recognized from continuing operations	(2,216,613)	(2,221,249)
Closing balance	$ 1,873,461	$ 1,560,493

Total contract liabilities increased by $312,968 and $295,062 during 2018 (unaudited) and 2017, respectively. The increase was primarily due to amounts billed in excess of revenue recognized.

Note 13 - Operating Leases

The Company is obligated under operating leases for land rental for certain solar energy systems, expiring at various dates through December 2038. The leases require the Company to pay taxes, insurance, utilities, and maintenance costs. Total rent expense under these leases was $261,350, $257,689, and $265,011, during the years ended December 31, 2018 (unaudited), 2017 and 2016, respectively.

Future minimum annual commitments under these operating leases are approximately as follows (unaudited):

Years Ending December 31	Amount
2019	$ 182,000
2020	185,500
2021	189,000
2022	193,000
2023	197,000
Thereafter	3,585,000
Total	$ 4,531,500

As required by these operating leases, the Company must hold cash in escrow accounts to cover the cost to remove the solar energy systems. The minimum escrow requirement under these leases is $450,000 and as stated in the lease agreements, are subject to revaluation. As of December 31, 2018 (unaudited) and 2017, the Company held $459,970 and $455,408, respectively, of its total restricted cash on the accompanying consolidated balance sheet in escrow accounts for the minimum escrow requirements.

Note 14 - Members' Equity

Membership interests in the Company consist of one unit class, of which 1,000 membership interests are authorized and outstanding. In accordance with the Company's operating agreement (the "Operating Agreement"), all unit holders are entitled to one vote for each unit held. As of the Acquisition Date, AES DE I held 100 percent of the membership interest.

Prior to the Acquisition Date, net profits, as defined in the Operating Agreement, were first allocated to AES DE I until the net profits for the current and all prior fiscal years allocated to AES DE I equal the distributions made to AES DE I, and all remaining net profits were allocated to HADH.

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